EXHIBIT 12

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	PERIODS ENDED JUNE 30,		YEARS ENDED DECEMBER 31,
	2012	2011	2011	2010	2009	2008	2007
Earnings (1)	$4,874	$3,113	$6,725	$3,750	$569	$4,501	$4,990
Plus: Interest Expense	625	589	1,222	1,257	1,434	1,427	1,420
One-third of rental expense (2)	76	67	143	120	127	133	119
Adjusted Earnings	5,575	3,769	8,090	5,127	2,130	6,061	6,529

Fixed charges:
Interest expense (3)	625	589	1,222	1,257	1,434	1,427	1,420
Capitalized interest	9	7	18	26	25	27	15
One-third of rental expense (2)	76	67	143	120	127	133	119
Total fixed charges	$710	$663	$1,383	$1,403	$1,586	$1,587	$1,554

Ratio of earnings to fixed charges	7.9	5.7	5.8	3.7	1.3	3.8	4.2

(1)          Consolidated profit before taxes

(2)          Considered to be representative of interest factor in rental expense

(3)          Does not include interest on income taxes and other non-third-party indebtedness